August 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 3-8
Washington, D.C. 20549-0404
Attn: Song P. Brandon

Via:	EDGAR Submission and Facsimile
Re:	XTL Biopharmaceuticals Ltd Registration Statement on Form 20-F File No. 0-51310.

Ladies and Gentlemen:

XTL Biopharmaceuticals Ltd. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. (ET) on August 31, 2005, or as soon as practicable thereafter, pursuant to Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark F. McElreath of Alston & Bird LLP with any questions or comments at 212-210-9595. Thank you for your assistance with this filing.

XTL BIOPHARMACEUTICALS LTD.

By:  /s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer
cc: Mark F. McElreath